CONFIDENTIAL

Exhibit 7(j)

Republic First Bancorp, Inc.

Proposed Terms

Set forth below are certain non-binding key terms pursuant to which George E. Norcross, III, Gregory B. Braca and Philip A. Norcross (collectively, and together with their respective affiliates and potentially additional certain individual investors, the “Investors”) propose to make a direct investment, through the purchase of newly issued non-voting common stock (the “Securities”), in Republic First Bancorp, Inc. (“Republic First” or the “Company”) (the “Transaction”).

This Term Sheet is intended for discussion purposes only and, other than with respect to the Exclusivity, Expense Reimbursement and Governing Law provisions below (collectively, the “Binding Provisions”), neither this Term Sheet nor any past, present or future course of conduct relating to the Transaction will give rise to any legally binding obligation on the part of any party to these discussions or any affiliates of any party to these discussions unless and until such parties have executed and delivered to each other definitive, binding written agreements in respect of the Transaction. This Term Sheet does not create and is not intended to create a duty to negotiate in good faith towards a binding contract or, other than as set forth under the Binding Provisions, an obligation to be bound by any particular term, and may not otherwise be relied upon as the basis for a contract by estoppel or otherwise. This Term Sheet is subject to review with the Federal Reserve and the Pennsylvania Department of Banking and Securities.

Direct Investment

Investment:

Upon receipt of all required shareholder approvals, including as required under Chapter 25 Subchapter G of the Pennsylvania Business Corporation Law (the “Shareholder Approvals”), and all other approvals necessary to issue the Securities and to permit the exchange of the Securities for voting common stock, par value $0.01 per share of Republic First (“Common Stock”), including any board approvals or waivers under the Company’s organizational documents, the Investors will purchase from the Company newly issued Securities of Republic First for an aggregate purchase price of $75,000,000 pursuant to a transaction agreement between the Investors and the Company (the “Agreement”). The purchase price for the Securities will be [TBD].

The Securities will be customary non-voting securities for bank holding companies, including containing provisions permitting exchange into Common Stock by a transferee in the circumstances permitted under applicable regulatory guidance. The Securities will be equivalent to the Common Stock in all terms (including dividends) other than voting and the conversion features.

In addition to exchange on transfer, the Securities will be automatically exchanged for the same number of Common Stock upon receipt of all required consents, authorizations, non-objections and approvals from any governmental authorities (including applicable federal and state bank regulatory approvals). The one to one conversion ratio will be subject to customary anti-dilution protections, including for future issuances below the purchase price.

Registration Rights:	The Investors will be granted customary registration rights for all shares owned by the Investors, including the Securities and the Common Stock received on exchange.

Voting Agreement; Efforts:	The Investors and current Company directors and officers shall enter into a voting agreement to vote all of their shares of Common Stock in favor of the Transaction. The Company will commit to use reasonable best efforts to obtain the Shareholder Approvals as promptly as possible after the signing of the Agreement (including calling a special meeting for the purpose of obtaining such approval and adjourning such meeting if necessary to obtain such approval).

Most Favored Nation:	The Company shall agree that prior to the exchange of the non-voting common stock, any agreement to sell any equity securities to a third party shall be on terms that are no more favorable than the terms agreed to with the Investors or if more favorable terms are offered, such terms will also be provided to the Investors.

Additional Matters

Board Representation:

Upon the closing of the Transaction (the “Closing”), the Investors shall have the right to nominate up to three directors to the board of directors (the “Board”) of both Republic First and Republic First Bank (the “Bank”). At Closing, the Board would have seven members constituted as follows:

•  3 current members

•  CEO

•  3 Investor nominees

Public Announcement:	There will be a mutually agreed upon public announcement within one (1) day of the execution of this Term Sheet.

Governance:	The Agreement will set forth agreed changes to the governing documents of the Company and the Board to reflect appropriate agreed governance arrangements.

Conditions to Closing:	The Shareholder Approvals shall have been obtained.

Customary rep and warranty bringdown / covenant compliance.

Confirmatory due diligence / representations & warranties / disclosure schedules: to be discussed.

The Company is current on all regulatory and SEC filings with unqualified opinions, is in full compliance with Nasdaq listing requirements, and there are no pending or threatened regulatory actions.

Confirmation that the Transaction does not result in a change in control or accelerate any benefits under any of the Company’s compensation plans (or, if triggered, waiver of any acceleration).

Exclusivity:	The Investors expect to expend significant funds and effort in connection with its negotiation and preparation of the Agreement and any and all documentation for the transaction contemplated thereby. As such, the Investors require a 60 day “exclusivity period”, which shall commence on the date the parties begin negotiations pursuant to this Term Sheet (the “Exclusivity Commencement Date”). The exclusivity period shall end on the earliest of: (i) the execution of the Agreement; (ii) the written agreement of the Investors and the Company to terminate the exclusivity period; and (iii) 60 days from the Exclusivity Commencement Date.

During this exclusivity period, the Company agrees not to directly or indirectly solicit, initiate or continue any discussion, other than those contemplated hereby, regarding the direct or indirect sale of all or any portion of the assets, deposits or equity interests of the Company (a “Conflicting Transaction”) or any other discussions that could reasonably be expected to conflict with or otherwise delay the Transaction. In furtherance of the foregoing, the Company agrees not to enter into any letter of intent, memorandum or other binding or non-binding agreement with or provide any information to, any person or entity regarding a Conflicting Transaction or any other transaction inconsistent with the Transaction.

Co-Investors:	The Company may add additional co-investors if such investors invest no more than $25 million in the aggregate. The Investors will consider, in their discretion, any additional co-investors above the threshold in the prior sentence.

Expense Reimbursement:

In consideration of this Term Sheet and in order to induce the Investors to expend additional time and resources necessary to negotiate definitive documentation and effect the Transaction, the Company agrees that if the Company and the Investors or an affiliate thereof enter into the Agreement, the Company will reimburse the Investors for all reasonable and documented out-of-pocket fees, costs and expenses of the Investors incurred since October 31, 2021 through the consummation of the Transaction in connection with (i) its investment in the Company and engagement with the Board and management as shareholders, including communications with the Board, shareholders of the Company and governmental entities, proxy solicitation activities, filings with the SEC and litigation commenced by the Investors, (ii) its due diligence, (iii) the preparation and negotiation of this Term Sheet and any prior term sheets, the Agreement and any and all documentation for the transaction contemplated thereby, (iv) compensation expenses of Gregory B. Braca and (v) the enforcement of any of the Investors’ rights and remedies under this Term Sheet (the “Expense Reimbursement”) including, but not limited to, the fees and disbursements of counsel incurred by or on behalf of the Investors and its affiliates, and its and their affiliates’ agents, advisors, attorneys and representatives (whether before, on, or after the date hereof), in each case, upon consummation of the Transaction. Such Expense Reimbursement shall be on the following schedule:

•  $[5] million upon execution of this Term Sheet; and

• $[5] million upon the Closing; or • $[7] million if the investment is not consummated for any reason other than a material breach by the Investors.

Governing Law:	The Binding Provisions will be governed by and construed in accordance with the laws of the State of Pennsylvania, without giving effect to any choice-of-law principles. The Binding Provisions may only be amended by a written agreement executed by each of the parties hereto. Any legal proceeding or action arising out of or relating to this Term Sheet or the transaction contemplated hereby will be exclusively brought in the Court of Common Pleas of Delaware County, Pennsylvania, the Court of Common Pleas of Montgomery County, Pennsylvania, or the United States District Court for the Eastern District of Pennsylvania, and the parties will submit to the exclusive jurisdiction of each such court in any such proceeding or action. EACH OF THE UNDERSIGNED HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY ARISING OUT OF OR RELATING TO THE BINDING PARAGRAPHS OR ANY ACTION ARISING OUT OF OR RELATING TO THIS TERM SHEET.

The Investors are prepared to work quickly in order to negotiate and execute the Agreement. By executing this Term Sheet, the Company acknowledges and agrees to be bound by the Binding Provisions. The proposed terms outlined above will expire at 11:59 p.m. prevailing Eastern Time on December [•], 2022 if this document is not executed by both parties.

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